Exhibit 12.1

	Nine Months Ended September 30, 2016	Year ended December 31,
		2015	2014	2013	2012	2011
	($ in thousands)
Fixed charges:
Interest expense	$46,650	$63,376	$74,768	$65,376	$3,212	—
Capitalized interest	89,067	105,819	58,458	17,700	—	—

Total	$135,717	$169,195	$133,226	$83,076	$3,212	—

Earnings:
Pretax loss from continuing operations	$(444,938)	$(498,545)	$(317,248)	$(404,512)	$(231,053)	$(79,213)
Fixed charges	135,717	169,195	133,226	83,076	3,212	—
Less: Interest capitalized in current period	(89,067)	(105,819)	(58,458)	(17,700)	—	—

Total	$(398,288)	$(435,169)	$(242,480)	$(339,136)	$(227,841)	$(79,213)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Insufficient coverage	$534,005	$604,364	$375,706	$422,212	$231,053	N/A